50 3/23/05 [illegible]



05039860

SECURITIES [illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Tullett Liberty Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Kimberlin III **212-208-3858**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91)

AFFIRMATION

I, John G. Kimberlin III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tullett Liberty Securities Inc. (the "Company"), for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2/25/2005

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 25th day of February 2005



Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2006

TULLETT LIBERTY SECURITIES INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

***For conditions of confidential treatment of certain portions of this filing, see 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Tullett Liberty Securities Inc.:

We have audited the accompanying statement of financial condition of Tullett Liberty Securities Inc., (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Liberty Securities Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

TULLETT LIBERTY SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 10,643,200
SHORT-TERM INVESTMENTS	20,809,100
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS	103,832,300
DUE FROM AFFILIATES	5,486,400
PREPAID EXPENSES	351,900
INCOME TAXES RECEIVABLE	1,345,700
OTHER ASSETS	58,600
TOTAL	$ 142,527,200

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions and clearing organizations	$ 94,062,200
Accrued personnel costs	18,545,900
Accounts payable and accrued liabilities	947,000
Due to affiliates	244,700
Income taxes payable	113,100
Total liabilities	113,912,900
STOCKHOLDER'S EQUITY	28,614,300
TOTAL	$ 142,527,200

See notes to statement of financial condition

TULLETT LIBERTY SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. ORGANIZATION

Tullett Liberty Securities Inc. (the "Company") is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged primarily as a broker of mortgage-backed securities, global debt, corporate securities, emerging market debt and equities from its offices in New York. The Company is a wholly-owned subsidiary of Collins Stewart Tullett Holdings Inc. ("CSTHI") formally known as Tullett Liberty Investment Corp. ("TLIC"), which is a 97.3% owned subsidiary of Tullett Liberty Limited ("Tullett"), which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Cash—Cash is held on deposit at two U.S. financial institutions.

Fair Values of Financial Instruments—The carrying amounts of financial instruments reported in the statement of financial condition approximate their fair values.

Short-term investments—Short-term investments are recorded at cost plus accrued interest, which approximates fair value and are held primarily at one major U.S. financial institution. The investments mature on various dates throughout 2005.

Income Taxes—The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of CSTHI. Amounts due to or receivable from CSTHI, with respect to current income taxes, are settled currently.

New Accounting Pronouncements—On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Compensation, a revision of SFAS 123, *Accounting for Stock-Based Compensation.* The approach to accounting for share-based payments under SFAS 123 is substantially unchanged from that allowed under SFAS No. 123. SFAS 123(R) is effective for non-public entities in the first annual reporting period after December 15, 2005. Because the Company has already adopted SFAS No. 123, the impact of adopting the SFAS 123(R) is not expected to have a material effect on the financial position of the Company (see Note 3).

3. STOCK-BASED COMPENSATION

The Company adopted the fair value accounting provisions for stock-based compensation provided by SFAS No. 123.

At December 31, 2004, the Company participates in two stock option plans, the 2003 Share Option Plan ("SOP") and Tullett Liberty Equity Incentive Plan ("EIP") for eligible employees, sponsored by CST.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3 year period.

The SOP, started in early 2003, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. The exercise price of outstanding options at the beginning and end of year, grant-date and forfeiture was $6.23, $6.67, $7.97, and $8.03, respectively. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3 year period. The weighted-average grant-date fair value of options granted during the year and forfeited in their entirety was $2.62.

The EIP, started in 2004, provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at no cost. The exercise of an option shall be made wholly or partly conditional upon the satisfaction of such conditions as the Board considers appropriate. The options awarded generally vest over a 3 year period. The weighted-average grant-date fair value of options granted during the year was $7.23.

The following schedule summarizes stock option activity for the year ended December 31, 2004:

	Number of Stock Options For the SOP	**Number of Stock Options For the EIP**
Outstanding—December 31, 2003	200,000	-
Granted	100,000	2,151,200
Forfeited/expired	(100,000)	(939,200)
Outstanding—December 31, 2004	200,000	1,212,000

The fair value of each option is estimated on the date of grant using a Black-Scholes options pricing model. The following assumptions were used in determining the estimated fair value:

	SOP	**EIP**
Dividend yield	2.0 %	2.0 %
Risk-free interest rate	3.75%	3.75-4.5%
Volatility	35.47 %	30.0-35.47%
Expected option term (years)	6.0	6.0

4. SHORT-TERM INVESTMENTS

Short-term investments are comprised of the following:

Money market funds	$ 19,819,000
U.S. Treasury bills	990,100
	$ 20,809,100

The U.S. Treasury bills are held on deposit to meet the collateral requirement of one of the Company's clearing organizations.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 2,335,600	$ -
Securities failed-to-deliver / receive	93,151,700	92,806,700
Clearing organizations	8,345,000	-
Other amounts	-	1,255,500
	$ 103,832,300	$ 94,062,200

6. INCOME TAXES

Income taxes receivable and payable pertain to deferred tax assets of $1,345,700 and deferred tax liabilities of $113,100, respectively. These arise from temporary differences between financial statement and taxable income due to deferred compensation and stock options expense. No valuation allowance has been established for the deferred tax asset since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $250,000. At December 31, 2004, the Company had net capital of approximately $18,004,100, which was approximately $17,754,100 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i) and (k)(2)(ii), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

8. EMPLOYEE BENEFIT PLANS

CSTHI maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. MARKET & CREDIT RISKS

The Company primarily executes securities transactions on a riskless principal basis, as defined by the NASD, for undisclosed principals. Substantially all transactions settle within three business days for cash. The Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell the applicable securities at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2004 was approximately $507,876,000. Settlement of the Company's open securities transactions did not have a material effect on the Company's financial position.

10. RELATED PARTY TRANSACTIONS

Due from affiliates includes a receivable from CSTHI for $5,442,800. This receivable represents interest bearing cash advances made to CSTHI, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with CSTHI (see Note 2). This net amount has been subordinated to the claims of the general creditors of CSTHI and bears interest at 1% over the prime rate. In addition, due from affiliates includes receivables from Tullett Liberty (Securities) Ltd. for $35,900 and a receivable from Tullett Liberty Brokerage Inc. for $7,700, both consisting of non-interest bearing cash advances which are payable on demand.

The subordination agreement is not considered equity for purposes of computing the net capital for brokers and dealers pursuant to subsection (d) of SEC Rule 15c3-1.

Due to affiliate represents a payable to Tullett Liberty Inc. ("TLI") for $244,700 consisting of non-interest bearing cash advances which are payable on demand.

The Company clears certain of its mortgage-backed, U.S. Government, and corporate securities on a fully disclosed basis through Tullett Liberty Brokerage Inc. ("TLBI"), an affiliated broker registered with the SEC and the NASD. As of December 31, 2004, the Company had a net receivable from this affiliate totaling $3,578,200, which is reflected in "Receivable from brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition.

11. COMMITMENTS AND CONTINGENCIES

The Company has been named as a defendant concerning matters relating to its business conduct. Such claims are substantial in amount. The Company believes it has meritorious defenses to this action and intends to defend it vigorously. However, the ultimate outcome of the litigation involving the Company cannot be predicted with certainty.

12. STOCKHOLDER'S EQUITY

The Company is authorized to issue 3,000 shares of common stock, $0.01 par value per share, of which 300 were issued and outstanding at December 31, 2004.

With the exception of regulatory restrictions (see Note 7), there are no restrictions on the Company's ability to pay dividends.

At December 31, 2004, the paid in capital and retained earnings balances were $24,607,900 and $4,006,400, respectively.

13. SUBSEQUENT EVENT

On January 7, 2005, TLSI acquired and assumed certain assets and liabilities of Burlington Capital Markets Inc. ("BCM") a privately held broker/dealer for approximately $2.2 million. BCM is a registered broker/dealer engaged in institutional trading and general securities activities. BCM predominately trades in domestic and foreign equity securities. The purchase of the BCM assets was a part of TLSI's strategy to expand its presence in the equities market. TLSI is still in the process of performing its allocation of the purchase price; any excess in purchase price over the estimated fair value of the underlying assets and assumed liabilities will be recognized as goodwill.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

Tullett Liberty Securities Inc.
80 Pine Street, 30th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Tullett Liberty Securities Inc., (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP